June 13, 2013

Jeanne Bennett
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China BAK Battery, Inc.
Form 10-K for Fiscal Year Ended September 30, 2012
Filed December 31, 2012
Form 10-Q for Quarterly Period Ended December 31, 2012
Filed February 14, 2013
File No. 001-32898

Dear Ms. Bennett:

On behalf of China BAK Battery, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 15, 2013, with respect to the above-referenced Form 10-K for the fiscal year ended September 30, 2012 (the “10-K”) and the Form 10-Q for the quarterly period ended December 31, 2012 (the “10-Q”).

For the convenience of the Staff, a summary of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we,” “us” and “our” refer to the Company, and “you” and “your” refer to the Staff, unless the context indicates otherwise.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

1.

Please expand your response to prior comment 1, and your revised disclosure in future filings, to clarify what you mean by having a “good relationship” with banks and how this “good relationship” will allow you to renew your short- term debt. Given the amount of your current liabilities relative to your existing sources of liquidity, it is unclear from your response how having only a “good relationship” will allow you to renew debt. Also, as a related matter, it appears your response only addresses your short-term debt. Please also expand to discuss your other short-term obligations, such as your accounts and bills payable and accrued expenses. In this regard, we note the table you provided in response to comment 1 lists anticipated cash outflows of $192 million over the next 12 months, but your most recent Form 10-Q lists more than $320 million of current liabilities.

Jeanne Bennett
June 13, 2013

COMPANY RESPONSE: In response to the Staff’s comment, we believe that due to our long history of business relationship with our banks, which has historically allowed us to renew our loans on maturity, we should be able to continue to do so. The following summarizes our history with our banks:-

			Last facility letter			Existing facility letter
Name of Bank	Name of Branch	Loan facility since (month/year)	Period start (date / month /year)	Period end (date / month /year)	Amount	Period start (date / month /year)	Period end(date / month /year)	Amount
					$'000			$'000
Agricultural Bank of China	Shenzhen Eastern Branch	06/2007	30/11/2011	24/11/2012	72,492	27/11/2012	25/11/2013	67,659
Bank of China	Longgang Branch	03/2010	4/5/2011	4/5/2012	62,942	3/7/2012	3/7/2013	64,437
Shenzhen Development Bank	Longgang Branch	06/2007	26/1/2011	18/1/2012	31,718	5/6/2012	31/5/2013[3]	28,997
CITIC Bank	Shungan Branch	05/2010	6/5/2011	6/5/2012	11,802	13/6/2012	13/6/2013[3]	12,082
China Everbright Bank	Shenzhen Branch	08/2009	11/11/2011	10/11/2012	12,727[1]	-	-	-
China Construction Bank	Tianjin Branch	01/2012	16/1/2012	15/1/2013	8,128[2]	-	-	-
Bank of Dalian	Tianjin Branch Office	11/2009	22/11/2011	21/11/2012	12,887	21/11/2012	20/11/2013	11,857
Bank of Dalian	Tianjin Branch Office	11/2009	21/11/2012	20/11/2013	11,856	28/1/2013	27/1/2014	19,331
Bohai Bank	Tianjin Branch	01/2010	19/1/2010	19/1/2011	6,058	29/5/2012	28/5/2013[3]	12,887
China Development Bank	Shenzhen Branch	02/2010	N/A	N/A	N/A	9/2/2010	9/2/2016	24,164

Note:

1.	The Company repaid this loan in January and March 2013.

2.	The Company repaid this loan on January 15, 2013.

3.

The Company is negotiating with the banks to extend these facilities and expect that they should be renewed by the end of June, 2013, amounts of which should be at least equal to the expired facilities.

As a leading company in the new-energy industry in China, we are supported by the Chinese government at both national and local levels. The government encourages banks including most of the above mentioned to provide preferential financial support to us.

Jeanne Bennett
June 13, 2013

Also, we have long-term business relationship with our suppliers and we have been paying them within 90-360 days from the respective invoice dates. The following summarizes our history with our major suppliers:

			Amount of accounts payable at
	Name of Supplier	Business relationship since (month/year)	9/30/2012	12/31/2012	3/31/2013
			in thousands of US dollars
1	Citic Guoan MGL Power Technolong Co.,Ltd	01/2004	10,531	2,534	6,836
2	Hunan Reshine New Material Co.,Ltd	09/2004	4,125	4,479	4,401
3	Shenzhen Tianjiao Technology Development Co.,Ltd	07/2005	3,186	3,236	3,705
4	Shenzhen Capchem Technology Co.,Ltd	08/2006	2,994	2,766	1,923
5	Qingdao Dahua Electronics Technology Co.,Ltd	11/2006	2,647	2,231	1,682
6	Beijing Easpring Material Technology Co.,Ltd	01/2004	4,288	1,886	1,446
7	Hunan Bangpu Recycle Technology Co.,Ltd	07/2011	1,445	481	483
8	Shenzhen BTR New Energy Material Co.,Ltd	01/2004	2,215	2,493	2,753
9	Shenzhen Topband Co.,Ltd	08/2008	1,658	1,559	1,700
10	Hubei Yanguang Technology Co.,Ltd	09/2010	3,444	51	2,394
	Total of the above		36,533	21,716	27,323
	Consolidated accounts payable		143,745	136,677	136,488

The cash plan that we presented in our letter dated April 18, 2013 is for the period from April 1, 2013 to March 31, 2014. A reconciliation of our anticipated cash outflows of $192,742 to our current liabilities as of March 31, 2013 is presented in the following table:

(In thousands of U.S
dollars)
Anticipated cash outflows as per cash plan	192,742
Add: Items excluded from anticipated cash outflows
Bank borrowings repaid and renewed within one year	137,815

Total current liabilities as of March 31, 2013 per Form 10-Q	330,557

In accordance with the staff’s request, we will add disclosures to discuss our relationships with banks and to discuss our other short-term obligations, such as accounts and bills payable and accrued expenses, as follows:-x

Jeanne Bennett
June 13, 2013

Form 10-K for the fiscal year ended September 30, 2012
Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operation

“We have long-term business relationships with our banks and over the term of these relationships we have been able to renew our loans upon maturity and we expect that we should be able to continue to do so. As of September 30, 2012, we still have unutilized lines of credit totaling approximately $27.6 million extending to periods up to February 2016. We also have established long-term relationships with our suppliers and we will be able to pay them within 90-360 days from the respective invoice dates. We will continue to implement our turnaround plans to improve our operations. We expect that our sources of liquidity will be sufficient for the next 12 months.”

Note 2. Summary of Significant Accounting Policies and Practices (o) Government Grants, page F-18

2.

We note your response to prior comment 3. Irrespective of whether the company presents the amount in a separate line item, we continue to note that the nature of the grants is related to your operations and that since you present a caption entitled “operating loss” that amount should reflect all transactions relating to your operations. Refer to Rule 5-03 of Regulation S-X. Also, see our views outlined in SAB Topic 5.P.3., indicating that the proper classification of an item depends on the nature of the charge and the assets and operations to which it relates. Please revise future filings to present government grants as part of your operating loss.

COMPANY RESPONSE: We will revise our future filings to present government grants as part of our operating loss as follows:-

Form 10-K for the fiscal year ended September 30, 2012
Consolidated statements of operations and comprehensive loss

	Note	2011	2012

Net revenues	25	$218,952,724	$205,670,946
Cost of revenues	8, 20	(192,648,690)	(204,197,751)
Gross profit		26,304,034	1,473,195
Operating expenses:
Research and development expenses	8, 20	(6,513,814)	(1,843,451)
Sales and marketing expenses	8, 20	(8,541,782)	(8,488,889)
General and administrative expenses	8, 20	(17,955,625)	(39,761,019)
Impairment charge	8	(6,517,344)	(3,918,959)
Total operating expenses		(39,528,565)	(54,012,318)
Operating loss		(13,224,531)	(52,539,123)
Finance costs, net	19	(10,828,983)	(11,265,990)
Government grant income		505,769	1,190,012
Other income / (expense)		312,501	(798,528)
Loss before income taxes		(23,235,244)	(63,413,629)
Income taxes expense	7(a)	(1,302,120)	(2,393,766)
Net loss		$(24,537,364)	$(65,807,395)

Jeanne Bennett
June 13, 2013

Below is reconciliation between the original Form 10-K and our proposed future filings:-

		Amortization	Subsidies for
		on subsidies for	research and	Revised
	Per original	lease	development	September 30,
For the year ended September 30, 2011	2012 Form 10-K	prepayments	projects	2011 (note)
	$	$	$	$
Government grant income	1,453,727	(177,761)	(770,197)	505,769
Research and development expenses	(7,287,214)	3,203	770,197	(6,513,814)
General and administrative expenses	(18,130,183)	174,558	-	(17,955,625)

		Amortization	Subsidies for
		on subsidies for	research and	Revised
	Per original	lease	development	September 30,
For the year ended September 30, 2012	2012 Form 10-K	prepayments	projects	2012 (note)
	$	$	$	$
Government grant income	5,353,554	(252,470)	(3,911,072)	1,190,012
Research and development expenses	(5,759,072)	4,549	3,911,072	(1,843,451)
General and administrative expenses	(40,008,940)	247,921	-	(39,761,019)

Note:	These represented government subsidies received by us with non-operating nature and with no further conditions to be met. The amounts are recorded as a non- operating income when received.

Jeanne Bennett
June 13, 2013

Note 4. Trade Accounts Receivable, net, page F-21

3.	We note from your response to prior comment 6 that the company provided favorable payment terms to customers, including a relatively loose credit policy that was implemented prior to 2012.

Explain to us how the company’s standard payment terms for receivables differed from the terms offered under the loose credit policy.

Tell us how the change in the company’s credit policy impacted the consideration of your revenue recognition policy, including your determination of collectability.

Describe to us how the change in credit policy impacted your analysis of your allowance for doubtful accounts.

COMPANY RESPONSE: The Company did not change its payment terms. However, given the severe market competition, overall unfavorable credit status in China and challenging macroeconomic environment, the Company did not strictly enforce the payment terms with respect to some of its major customers and did not follow up with them regarding outstanding payments regularly, hoping that the customers might be able to solve their own short-term working capital problems and would eventually pay off our invoices. As a result, the payments of these customers were delayed and some of them failed to solve their working capital shortage problems and eventually went bankrupt.

Jeanne Bennett
June 13, 2013

4.

We note from your response that your loss rates for each aging range were (i) 15% for the accounts from 7 to 9 months past due, (ii) 50% for accounts from 10 to 12 months past due and (iii) 100% for your accounts over one year past due. Please explain how you developed your loss rates. For example, discuss why the loss rates for accounts past due from 7 to 9 months and from 10 to 12 months are not higher.

COMPANY RESPONSE: The allowance for doubtful accounts is determined based on our best estimate of the amount of probable credit losses in our existing trade accounts receivable. We determine the allowance based on historical write-off experience, customer specific facts and economic conditions. Our loss rate on doubtful accounts is analyzed as follows:

		Over 9 months but
	7 to 9 months	within 12 months	Over 1 year
	$	$	$
Accounts receivable as of September 30, 2011	6,861,298	1,834,256	24,548,227
Settlement up to September 30, 2012	5,996,094	939,255	-
September 30, 2011 accounts receivable remained unsettled as of September 30, 2012	865,204	895,001	24,548,227
Loss rate	13%	49%	100%

As of September 30, 2012, we compared the recoverability of accounts receivable of the prior year. Historical loss rate of aged accounts from 7 to 9 months, over 9 months but within 12 months and over one year were 13%, 49% and 100%, respectively. Based on the historical loss experience, we estimated our loss rates for accounts receivable as of September 30, 2012 for each aging range were (i) 15% for the accounts from 7 to 9 months past due, (ii) 50% for accounts over 9 months but within 12 months past due and (iii) 100% for our accounts over one year past due.

5.

With respect to the aging of your accounts receivable provided in the exhibit of your response, we note that the aging in the 271 – 360 day category was $26.2 million as of September 30, 2012. It appears that the receivables are still outstanding and are included in the 361 – 720 day category in the December 31, 2012 aging which shows a $28.4 million receivable. Please tell us the nature of the significant receivables included in the $26.2 million as of September 30, 2012 and your analysis in determining that the allowance should only be 50% of that balance.

Jeanne Bennett
June 13, 2013

COMPANY RESPONSE: Included in the $26.2 million were receivables from customers, most of which are still making regular payments to us. Based on our historical loss experience (see our responses to Comment #4 above), we estimated our loss rate for accounts receivable as of September 30, 2012 was 50% for accounts over 9 months but within 12 months past due.

The following tables provide an analysis of the September 30, 2012 accounts receivable which remained outstanding as of December 31, 2012 and March 31, 2013.

Table 1: Accounts receivable aged over 270 days as of 9/30/2012 and 12/31/2012

	Over 9 months but	Over 1 year but
Account receivable	within 12 months	within 3 years	Over 3 years
	$	$	$

September 30, 2012	26,167,044	12,290,133	7,405,633
December 31, 2012	904,563	28,402,698	7,480,992

Table 2: Subsequent status of 9/30/2012 accounts receivable aged over 270 days

	Over 9 months but	Over 1 year but
Account receivable	within 12 months	within 3 years	Over 3 years
	$	$	$
September 30, 2012	26,167,044	12,290,133	7,405,633
9/30/2012 accounts receivable remained outstanding as of 12/31/2012	16,112,565	12,290,133	7,405,633
9/30/2012 accounts receivable remained outstanding as of 3/31/2013	9,672,346	12,290,133	7,405,633
Actual loss rate up to 3/31/2013	37%	100%	100%
Estimated loss rate	50%	100%	100%

We received subsequent settlement for those accounts over 270 days. As of March 31, 2013, we have received $16.5 million for those accounts over 270 days and $9.7 million was outstanding. The actual loss rate as of March 31, 2013 for accounts over 270 days was 37%. Therefore, we determined that an allowance of 50% of accounts receivable aged over 9 months but within one year is adequate.

Jeanne Bennett
June 13, 2013

Note 5. Inventories, page F-22

6.

While we note your response to comment 7, your response did not address how you plan to revise your disclosures in future filings to comply with U.S. GAAP. We continue to note that you are reporting recoveries of obsolete inventories and reversals of provisions. Please confirm that your accounting and disclosure in future filings complies with SAB Topic 5.BB, wherein a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Please also see FASB ASC 330-10-35-1 and 35-14.

COMPANY RESPONSE: We confirm that our current accounting of inventories complies with SAB Topic 5.BB and FASB ASC 330-10-35-1 and 35-14, wherein a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that we do not mark up based on subsequent changes in underlying facts and circumstances. We will amend our future filings to present the impairment of inventories as a write down of each of the inventory components as follows:-

Form 10-K for the fiscal year ended September 30, 2012
Consolidated financial statements
Note 5. Inventories, page F-22

Inventories as of September 30, 2012 and 2011 consisted of the following:

	2011	2012
Raw materials	$18,522,969	$19,999,192
Work-in-progress	9,366,491	13,912,685
Finished goods	39,251,508	31,471,952
	$67,140,968	$65,383,829

During the years ended September 30, 2012 and 2011, write-down of obsolete inventories to lower of cost or market was $9,702,373 and $4,517,357 was charged to cost of revenues, respectively.

Jeanne Bennett
June 13, 2013

Consolidated statements of cash flows

	2011	2012
Cash flow from operating activities
Net loss	$(24,537,364)	$(65,807,395)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	18,628,181	18,519,317
Provision for doubtful debts	1,910,521	22,505,322
Provision for obsolete inventories	4,517,357	9,702,373
Share-based compensation	1,584,154	804,085
Impairment charge	6,517,344	3,918,959
Gain on disposal of property, plant and equipment	(471,444)	(16,106)
Deferred income taxes	1,302,120	2,116,630
Deferred revenue	(244,181)	(252,469)
Exchange loss	1,353,907	3,206,705

Changes in operating assets and liabilities:
Trade accounts receivable	(157,072)	(9,816,650)
Inventories	(4,235,943)	(6,953,601)
Prepayments and other receivables	472,866	(2,962,638)
Accounts and bills payable	20,032,670	22,048,375
Accrued expenses and other payables	8,645,183	8,155,480

Net cash provided by operating activities	35,318,299	5,168,387

Note 8. Property, Plant and Equipment, page F-27

7.

Your response to prior comment 10 did not explain why you disclosed additional pledged assets as of September 30, 2012 in your December 31, 2012 Form 10-Q. That is, you have not addressed whether your disclosure in the 10- K is complete and accurate. Therefore, we reissue the comment.

COMPANY RESPONSE: In accordance with the Staff’s request, we provide the following reconciliation of pledged assets:-

Jeanne Bennett
June 13, 2013

		Note disclosure on	Balance of	Balance of
	Note disclosure on	December 31, 2012	pledged assets as	pledged assets
	September 30, 2012	Form 10-Q	of September 30,	as of December
	Form 10-K		2012	31, 2012
			$	$
For short-term bank loans
Inventories	Notes 5, 11	Notes 4 and 7	23,863,691	24,072,024
Machinery and equipment	Notes 8(iii), 11	Notes 6 (iii) and 7	47,255,604	45,722,332
Land use rights, buildings and construction in progress of Shenzhen BAK Industrial Park	Note 11	Note 6 (iii)	107,140,980*	107,340,987@
For long-term bank loans
Land use rights, and construction in progress of Research and Development Test Centre	Notes 9 and 12 (The land use right stated in Note 9 should be $1,283,424, instead of $4,919,301*. Also, the Company disclosed the fact that the property ownership on this land is pledged, and did not disclose the amount of the property being pledged (construction in progress of $33.5 million). We will ensure proper and adequate of disclosures in future filings)	Notes 6 (iii) and 8 (The Company erroneously disclosed the net book value of Shenzhen BAK Industrial Park of $16.4 million in note 8 and included an amount of $4.9 million@ Note 6 (iii), instead of the correct net book value of this site of $1.2 million) under this note. Also, the Company disclosed the fact that the property ownership on this land is pledged, and did not disclose the amount of the property being pledged (CIP of $38.1 million). We will ensure proper and adequate disclosures in future filings)	34,796,887	39,369,580
For other long-term loans
Land use rights #2 (“LUR #2”) of Tianjin Industrial Park Zone	Notes 9, 11 and 14 (LUR #2 of Tianjin Industrial Park Zone should be $9,566,555 instead of $4,793,816 (as disclosed in Note 9). We will ensure accuracy of disclosures in future filing)	Note 9 (LUR #2 of Tianjin Industrial Park Zone should be $9,595,552, instead of $5,087,131 (as disclosed in Note 9). We will ensure accuracy of disclosures in future filing)	9,566,555	9,595,552

Summation of * = $112,060,281 per the Staff’s prior comment # 10
Summation of @ = $112,217,714 per the original disclosure on Form 10-Q Note 6 (iii)

Jeanne Bennett
June 13, 2013

Note 9. Lease Prepayments, page F-28

8.

Further to your response to prior comment 13, and as previously requested, please reconcile your response to your disclosure in the two paragraphs following the table. We note that the response shows total lease prepayments for Shenzhen BAK industrial park, Shenzhen R&D, and Tianjin of $18.7 million, $1.4 million, and $16.9 million, respectively. We also note that your disclosure shows total lease prepayments for Shenzhen BAK industrial park, Shenzhen R&D, and Tianjin of $3.9 million, $0.7 million, and $14.1 million, respectively. Please explain the reasons for the differences.

COMPANY RESPONSE: The differences were mainly related to payments in other years and foreign exchange adjustments. We refer to the Staff’s request and reconcile the land use rights as follows:-

Lease prepayment as of
September 30, 2012
$
Shenzhen BAK Industrial Park
First payment in 2003 (as disclosed in note 9 on the 2012 Form 10-K)	3,246,791
Second payment in 2007	7,889,991
Final payment in 2008 (as disclosed in note 9 on the 2012 Form 10-K)	3,929,850
Foreign exchange adjustment	3,650,018
18,716,650

Shenzhen Research and Development Test Centre
First payment on June 26, 2007 (as disclosed in note 9 on the 2012 Form 10-K)	717,344
Final payment in December 2008	466,724
Foreign exchange adjustment	204,762
1,388,830

Jeanne Bennett
June 13, 2013

Tianjin BAK Industrial Park
Purchase cost in September 2007(as disclosed in note 9 on the 2012 Form 10-K)	14,119,888
Foreign exchange adjustment	2,752,004
16,871,892

Note 11. Short-term Bank Loans, page F-29

9.

Your response to prior comment 14 did not explain why you disclosed additional assets securing loans as of September 30, 2012 in your December 31, 2012 Form 10-Q. That is, you have not addressed whether your disclosure in the 10-K is complete and accurate. We continue to note that the total amount of assets securing loans as of September 30, 2012 as reflected in Note 11 is only $71.1 million, whereas the similar table as of that date on page F-16 of your December 31, 2012 Form 10-Q totals $166.9 million. Further, we note that the paragraph following the table refers to additional assets securing loans. Please show us the total amount of assets securing short-term bank loans as of September 30, 2012 and December 31, 2012.

COMPANY RESPONSE: Please refer to our responses to comment #7 above.

Note 23. Commitments and Contingencies, page F-43

10.

In your response to prior comment 15, you note that of the five listed suppliers in Note 23, four of them are former raw material suppliers so they are not also listed on page 8 where you disclose your major suppliers. We similarly note that these four suppliers were not listed in the similar disclosure on page 9 of your Fiscal 2011 Form 10-K. Please tell us the nature of your relationship with these suppliers, including a discussion of any related party relationships. Tell us what products or services these companies supplied and the dates upon which the supplier relationships started and terminated.

COMPANY RESPONSE: The four suppliers were not listed in the key suppliers of Item 1 of Form 10-K because they were not the top suppliers of the key raw material of suppliers in fiscal 2011 or 2012. In response to the Staff’s comment, we advise that none of these four suppliers is a related party of the Company and the Company’s relationship with the four suppliers is as follows:

Jeanne Bennett
June 13, 2013

	Products/services	Commencement	End date of
Guarantee for (all non-	that these parties	date of supplier	supplier
related parties)	supplied	relationship	relationship

Shenzhen Tongli Hi-tech Co. Ltd.	Battery case	01/2004	Not applicable
Tianjin Huaxiahongyuan Ltd.	Chemical raw materials such as lithium cobalt oxides	03/2012	05/2012
Shenzhen Yasu Technology Co. Ltd.	Chemical raw materials such as lithium cobalt oxides	08/2009	03/2010
Shenzhen Langjin Technology Development Co. Ltd.	Chemical raw materials such as battery separator paper	06/2011	09/2011

11.

Further, with respect to each of your guarantees, please tell us the term of the guarantee as of September 30, 2012 and December 31, 2012, including the dates of any renewals. Also tell us in more detail how the guarantee arose, including an explanation of why the company agreed to provide guarantees ranging from $1.6 million to $9.5 million for suppliers if the supply relationship was only temporary. Also discuss why you continued to provide these guarantees given the termination of the supplier relationship.

COMPANY RESPONSE: In response to the Staff’s comment, we explain the terms and reasons for providing these guarantees as follows:

					Why continued to
					provide
Guarantee					guarantees given
for (all non-					the termination of
related	Max. amount of		Guarantee	Why provided	supplier
parties)	guarantees ($’000)		period	guarantees	relationship
	9/30/2012	12/31/2012
Shenzhen Tongli Hi- tech Co. Ltd.	2,386	2,407	3/27/2012– 3/31/2013	We would like to insure a continued supply of products.	We ceased to provide guarantee upon expiration on March 31, 2013.
Tianjin Huaxiahongy yuan Ltd.	2,386	2,407	4/25/2012– 4/25/2015	We are trying to expand our supplier base to insure a continued supply of products.	We are trying to expand our supplier base to insure a continued supply of products.
Shenzhen Yasu Technology Co. Ltd.	9,545	10,752	5/25/2012– 6/24/2015	We are trying to expand our supplier base to insure a continued supply of products.	We are trying to expand our supplier base to insure a continued supply of products.
Shenzhen Langjin Technology Development Co. Ltd.	9,545	9,629	8/15/2011– 8/14/2014	We were trying to expand our supplier base to insure a continued supply of products.	We intend to terminate the guarantee upon expiration in August 2014

Jeanne Bennett
June 13, 2013

12.

In response to prior comment 16 you told us that the company is entitled to be indemnified fully or partially for any losses, damages or expenses in connection with the guarantees. Please explain the extent to which you may or have sought this indemnification with respect to your guarantee for Shenzhen Langjin Technology Co., LTD.

COMPANY RESPONSE: In accordance with the Staff’s request, we advise our indemnification with respect to the guarantee for Shenzhen Liangjin Technology Co., Ltd. as follows:-

On January 5, 2013, the Company received a notice that Shenzhen Langjin Technology Development Co. Ltd. (“Shenzhen Langjin”) had defaulted on the loan guaranteed by China BAK and two other companies and demanded immediate payment of the full guaranteed amount of RMB60 million ($9,665,571) from the Company and two other co-guarantors. As the two other co-guarantors had the ability to only pay RMB14 million ($2,255,300), the Company was demanded to pay the remaining balance. As of March 31, 2013, the Company has paid China Agricultural Bank an amount of RMB46 million (approximately $7.4 million) and received an amount of RMB9 million (approximately $1.5 million) that it claimed back from Shenzhen Lanjin. On April 28, 2013, the Company received a further indemnification amount of RMB19 million (approximately $3.1 million). We expect to receive the remaining indemnification within 3 months.

Jeanne Bennett
June 13, 2013

Form 10-Q for the Quarterly Period Ended September 30, 2012

Item 1. Financial Statements

Note 16. Commitments and Contingencies, page F-24

13.

Further to your responses to prior comments 16 and 18, please describe to us the analysis you performed as of September 30, 2012 for your guarantees in determining that the company was not required to recognize a contingent liability under FASB ASC Section 450-20-25. Please be sufficiently detailed and explain the factors that caused your assessment to change between September 30, 2012 and December 31, 2012. Discuss the procedures the company used as of September 30, 2012 and December 31, 2012 to assess the payment/performance risk of the guarantee. Discuss how you considered the disclosure requirements of FASB ASC 450-20-50-3 through 50-4.

COMPANY RESPONSE: In accordance with FASB ASC Section 450-20-25, we have considered whether an estimated loss from a loss contingency shall be accrued in relation to our guarantees by a charge to income if both of the following conditions are met:

a.

Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements.

b.	The amount of loss can be reasonably estimated.

We have also considered whether a liability should be recorded based on the fair value of the guarantee under FASB ASC 460-10-30.

We were not aware of any indication of default on any of the loans that we guaranteed through December 31, 2012, the date on which the Company issued the financial statements for the fiscal year ended September 30, 2012. As a result, the condition in paragraph 450-20-25-2(a) was not satisfied because information available to us up to the date of issuance of the financial statements for the year ended September 30, 2012 did not indicate any known or possible default and thus prior to the occurrence of any known default there was no liability incurred.

In accordance with paragraph 450-20-50-3, no disclosure was required in the financial statements for the year ended September 30, 2012 as there seemed to be a remote possibility that a loss from loan guarantees had incurred when we issued such financial statements on December 31, 2012. Therefore, we consider there is no liability under FASB ASC 460-10-30.

The loan granted by Agricultural bank of China to Shenzhen Lanjin was due for repayment for various periods from November 2012 to February 2013. Up to December 31, 2012 (the date when the Company filed its annual report on Form 10-K for fiscal 2012), we were aware that Shenzhen Lanjin was negotiating with the Agricultural Bank of China for the extension of these loans. On January 5, 2013, we were informed by the Agricultural Bank of China about Shenzhen Lanjin’s default on the loan guaranteed by us and two other co-guarantors. As such, the condition in paragraph 450-20-25-2(a) was met as information available to us before we issued the financial statements for the quarter ended December 31, 2012 indicates that it was probable that a liability had been incurred at the date of the financial statements. An accrual of losses had been made on the financial statements as of December 31, 2012 as the losses were reasonably estimable and relate to the current accounting period.

Jeanne Bennett
June 13, 2013

14.	Please tell us why the amount of loss recognized ($7,360,706) is less than the total amount of the guarantee as of December 31, 2012 ($9,628,809).

COMPANY RESPONSE: In accordance with the Staff’s request, we would like to advise that the loans of Shenzhen Langjin were co-guaranteed by the Company and two other co-guarantors. As the two other co-guarantors had the ability to pay RMB14 million ($2,246,722, using exchange rate at December 31, 2012) only, the Company was demanded to pay the remaining balance of RMB46 million ($7,382,087, using exchange rate at December 31, 2012). As such, the Company recorded a loss of $7,360,706 (using period average exchange rate) for the three month period ended December 31, 2012.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 2

15.

We note your reference to FASB ASC 330-10-35-7 in your response to prior comment 19. Please tell us in more detail how the company applied FASB ASC 330-10-35-1 to 35-12. Show us the significant components of the gross loss in the last four quarters. Relate your response regarding your inventory accounting to your disclosure on page 6 that the company’s significant change from gross profit to gross loss included the impact of the sale of low priced and obsolete products with negative gross margins as a result of severe market competition.

Jeanne Bennett
June 13, 2013

COMPANY RESPONSE: In accordance with the Staff’s request, we advise that the gross loss was mainly from sale of our aluminum-case cell and lithium polymer cell products. There were about 600 and 350 items of aluminum-case cell and lithium polymer cell products, respectively, sold at a loss in each of the last four quarters. We listed below five of these low priced and obsolete products with negative gross margins in the last four quarters:-

	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	3/31/2012	6/30/2012	9/30/2012	12/31/2012
	RMB	RMB	RMB	RMB
1. Lithium polymer cells – 18650C4
Unit selling price	9.03	8.72	8.23	7.91
Unit cost	10.53	8.99	8.69	8.12
Gross loss – per unit	(1.50)	(0.27)	(0.46)	(0.21)
Gross loss – total	(5,920,279)	(1,270,323)	(1,276,256)	(500,973)
- Including write- down of inventories to realizable value (charged to cost of sales for the quarter)	559,239	1,230,723	1,055,482	590,877
Gross loss %	(16.6% )	(3.1% )	(5.6% )	(2.7% )

Inventory value at quarter end	57,893,290	14,759,223	12,802,070	1,505,046

2. Aluminum case cells – 523450AHR
Unit selling price	5.25	5.01	4.33	4.02
Unit cost	4.29	5.25	4.42	4.06
Gross profit (loss) – per unit	0.96	(0.24)	(0.09)	(0.04)
Gross profit (loss) – total	3,044,899	(768,165)	(428,769)	(127,153)
- Including write- down of inventories to realizable value (charged to cost of sales for the quarter)	137,024	573,491	-	44,945

Jeanne Bennett
June 13, 2013

Gross profit (loss) %	18.5%	(4.8%	)	(2.1% )	(1.0% )

Inventory value at quarter end	11,019,564	10,990,649		5,314,238	7,621,939

3. Lithium polymer cells – C18650CC
Unit selling price	11.38	10.80		9.66	3.77
Unit cost	12.13	11.35		10.65	9.46
Gross loss – per unit	(0.75)	(0.55)		(0.99)	(5.69)
Gross loss – total	(119,241)	(474,978)		(361,448)	(40,706)
- Including write- down of inventories to realizable value (charged to cost of sales for the quarter)	89,480	112,372		267,193	60,975
Gross loss %	(6.6% )	(5.1%	)	(10.2% )	(150.9% )

Inventory value at quarter end	998,846	612,384		3,261,471	2,014,025

4. Lithium polymer cells – C18650CA
Unit selling price	7.30	8.18		7.78	7.35
Unit cost	8.22	7.26		8.16	7.51
Gross profit (loss) – per unit	(0.92)	0.92		(0.38)	(0.16)
Gross profit (loss) – total	(611,257)	2,050,709		(1,710,286)	(815,252)
- Including write- down of inventories to realizable value (charged to cost of sales for the quarter)	13,301	-		342,257	43,482
Gross profit (loss) %	(12.6% )	11.3%		(4.9% )	(2.2% )

Inventory value at quarter end	717,171	4,606,924		132,640	85,124

Jeanne Bennett
June 13, 2013

5. Lithium polymer cells – 10036010
Unit selling price	5.92	5.76	5.38	5.24
Unit cost	7.66	5.89	5.67	5.32
Gross loss – per unit	(1.74)	(0.13)	(0.29)	(0.08)
Gross loss – total	(1,179,336)	(175,216)	(452,742)	(89,158)
- Including write- down of inventories to realizable value (charged to cost of sales for the quarter)	52,948	32,333	172,312	30,483
Gross profit (loss) %	(29.4% )	(2.3% )	(5.4% )	(1.5% )

Inventory value at quarter end	175,493	1,327,261	526,877	599,139

Total of the above	RMB	RMB	RMB	RMB
listed items:-
Inventory value	70,804,364	32,296,441	22,037,296	11,825,273
Gross loss	(4,785,214)	(637,973)	(4,229,501)	(1,573,242)
- Including write- down of inventories to realizable value (charged to cost of sales for the quarter)	851,992	1,948,919	1,837,244	770,762

Total of the above listed items:-	$	$	$	$
Gross loss-total	(755,731)	(100,782)	(667,387)	(251,743)
- Including write- down of inventories to realizable value (charged to cost of sales for the quarter)	134,556	307,876	289,905	123,334

Inventory value	11,245,928	5,081,972	3,505,941	1,897,722

Jeanne Bennett
June 13, 2013

Consolidated:-
Gross loss	(3,870,132)	(5,062,898)	(3,624,975)	(4,239,010)
- Including write- down of inventories to realizable value (charged to cost of sales for the quarter)	1,958,048	2,394,541	3,985,949	19,985,972
Inventory value	58,785,685	59,994,029	65,383,829	60,567,344

* * * *

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Thomas M. Shoesmith at (650)-233-4553, of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel.

Sincerely,

CHINA BAK BATTERY, INC.

By: /s/ Xiangqian Li
Xiangqian Li
Chief Executive Officer